Exhibit 99.1

Ridgetech, Inc. Announces 1-for-150 Reverse Share Split

HANGZHOU, China, April 3, 2026 /PRNewswire/ – Ridgetech, Inc., a Cayman Islands exempted company (the “Company”) (Nasdaq: RDGT), a wholesale distributor of pharmaceutical and other healthcare products in China, today announced that it expects to implement a 1-for-150 reverse share split on its ordinary shares (“Ordinary Shares”) effective Tuesday, April 7, 2026 at 5:00 p.m. Eastern Time, with trading to begin on a split-adjusted basis at the market open on the next trading day. Trading in the Ordinary Shares will continue on the Nasdaq Capital Market under the symbol “RDGT.” The new CUSIP number for the Ordinary Shares following the reverse share split is G2124G 203. As of April 2, 2026, the Company had 134,835,960 Ordinary Shares outstanding; following the reverse share split, the Company expects to have approximately 898,906 Ordinary Shares outstanding, subject to adjustment for fractional share rounding.

Upon the effectiveness of the reverse share split, every 150 shares of the Company’s issued and outstanding Ordinary Shares, par value US$0.001 per share, will automatically be converted into one issued and outstanding Ordinary Share, par value US$0.15 per share. No fractional shares will be issued as a result of the reverse share split. Instead, any fractional shares that would have resulted from the split will be rounded up to the nearest whole share. The reverse share split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares.

The reverse share split at a ratio of 1-for-150 shares was approved by the Company’s board of directors and its shareholders. The Company is to file a Fifth Amended and Restated Memorandum and Articles of Association with the Cayman Islands Registrar of Companies effective April 7, 2026.

About Ridgetech, Inc.

Ridgetech, Inc. (“Ridgetech” or the “Company”), is a growing online and offline wholesale distributor of pharmaceutical and other healthcare products in China. Ridgetech actively trades on popular online distribution platforms nationwide and has its own online distribution platform. The Company believes that trading on these platforms offers greater opportunities to distribute pharmaceutical products nationwide. For more information about the Company, please visit www.ridgetch.com. The Company routinely posts important information on its website.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include, but are not limited to, statements concerning the expected benefits from the cooperation arrangements with premier pharmaceutical companies and the investment in its proprietary digital customer operations platform. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Factors that could cause actual results or events to differ materially from those reflected in the Company’s forward-looking statements including risks related to the Company’s ability to satisfy applicable procurement conditions, changes in market demand, the Company’s ability to successfully implement and promote its digital platform, and those other risks described in the Company’s most recent registration statement, most recent annual report on Form 20-F and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Company Contact:

Frank Zhao
Interim Chief Executive Officer and Chief Financial Officer
+86-571-88077108
frank.zhao@ridgetch.com

Investor Relations Contact:

Tina Xiao
Ascent Investor Relations LLC
+1-646-932-7242
investors@ascent-ir.com